United States securities and exchange commission logo





                     November 27, 2023

       Joseph Alkire
       Chief Financial Officer
       Kontoor Brands, Inc.
       400 N. Elm Street
       Greensboro , North Carolina 27401

                                                        Re: Kontoor Brands,
Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 1-38854

       Dear Joseph Alkire:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing